Exhibit 99.1

CI Financial Reports Record Total Assets of $320.4 Billion for August 2021

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--September 13, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at August 31, 2021 of $150.0 billion and wealth management assets of $170.3 billion, for total assets of $320.4 billion.

On August 31, 2021, CI completed the previously announced acquisition of Radnor Financial Advisors, LLC, a registered investment advisor based in Wayne, Pa., adding $3.4 billion in wealth management assets.

CI FINANCIAL CORP. August 31, 2021 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	August 2021	July 2021	% Change	August 2020	% Change
Core assets under management (Canada and Australia) (1)	$142.9	$140.0	2.1%	$126.1	13.3%
U.S. assets under management	$7.2	$6.9	4.3%	$4.5	60.0%
Total assets under management	$150.0	$146.9	2.1%	$130.6	14.9%
Canadian wealth management	$78.4	$76.3	2.8%	$51.3	52.8%
U.S. wealth management (2)	$91.9	$86.2	6.6%	$8.2	1020.7%
Total wealth management	$170.3	$162.6	4.7%	$59.5	186.2%
TOTAL	$320.4	$309.5	3.5%	$190.1	68.5%
CORE AVERAGE AUM	August 2021	July 2021	June 2021	2020	% Change
Monthly average	$141.5	$139.3	--	--	1.6%
Quarter-to-date average	$140.4	--	$135.9	--	3.3%
Year-to-date average	$135.5	--	--	$124.1	9.2%
(1)

Includes $35.4 billion of assets managed by CI and held by clients of advisors with CI Assante Wealth Management, CI Private Counsel LP and Aligned Capital Partners Inc. as at August 31, 2021 ($34.8 billion at July 31, 2021 and $29.2 billion at August 31, 2020).

(2)	Excludes the previously announced acquisition of Budros, Ruhlin & Roe, Inc. of Columbus, Ohio, which is expected to close in the fourth quarter of 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Budros, Ruhlin & Roe will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com